Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

EMX ROYALTY CORPORATION ("EMX" or the "Company")

Suite 501 - 543 Granville Street

Vancouver, British Columbia

V6C 1X8

Item 2. Date of Material Change

June 24, 2024

Item 3. News Release

A news release dated June 24, 2024, was disseminated through the facilities of Newsfile Corp. and filed under the Company's profile on SEDAR on June 24, 2024.

Item 4. Summary of Material Change

The Company announced that pursuant to its Equity Incentive Plan, an aggregate of 1,442,400 incentive stock options, exercisable at a price of C$2.47 per share for a period of five years, has been granted to officers, directors, employees, and consultants of the Company. The Company has also granted an aggregate of 647,000 restricted shares units ("RSU") with performance criteria, and a 3-year cliff vesting provision to officers, directors and key employees; and an aggregate of 132,000 RSUs with no performance criteria to certain employees and consultants of the Company, subject to any applicable stock exchange approvals and vesting requirements.

Item 5. Full Description of Material Change

Item 5.1 Full Description of Material Change

See attached news release at Schedule "A" to this report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Rocio Echegaray, Corporate Secretary

Phone:  604-688-6390

Email:  rocio@EMXRoyalty.com

Item 9. Date of Report:

June 25, 2024

Schedule "A"

EMX Royalty Announces Grant of Security-Based Compensation

Vancouver, British Columbia, June 24, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that pursuant to its equity incentive plan, it has granted an aggregate of 1,442,400 incentive stock options (the "Options") to officers, directors, employees and consultants of the Company.  The options are exercisable at a price of C$2.47 per share for a period of five (5) years.

The Company also announces it has granted an aggregate of 647,000 restricted shares units ("RSU") with performance criteria. These RSUs have a 3-year cliff vesting provision and have been granted to officers, directors, and key employees, subject to any applicable stock exchange approvals and vesting requirements. Each RSU with performance criteria will entitle the holder to acquire, for nil cost, between zero and 1.5 common shares of the Company, subject to the achievement of performance conditions relating to the Company's total shareholder return, and certain operational milestones.

The Company also announces it has granted an aggregate of 132,000 RSUs with no performance criteria to certain employees and consultants of the Company, subject to any applicable stock exchange approvals and vesting requirements.  The RSUs will vest in 3 equal tranches over a 3-year period with the first, second and third tranches vesting on the first, second and third anniversaries of the date of the grant, respectively. Each RSU with no performance criteria entitles the holder to acquire, for nil cost, one common share of the Company.

All securities issued to officers and directors of the Company will be subject to restrictions on resale for a period four-months-and-one-day following the original issuance of such securities, in accordance with the policies of the TSX Venture Exchange.

About EMX - EMX is a precious, and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole

President and CEO

Phone: (303) 973-8585

Dave@EMXroyalty.com

Isabel Belger

Investor Relations

Phone: +49 178 4909039

IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2024 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2